AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

DATED MARCH 30, 2026

Americas Gold and Silver Corporation

Management's Discussion and Analysis

Unless otherwise indicated, in this Management's Discussion and Analysis all references to "dollar" or the use of the symbol "$" are to the United States of America dollar and all references to "C$" are to the Canadian dollar. Additionally, percentage changes in this Management's Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Forward-Looking Statements

Statements contained in this Management's Discussion and Analysis ("MD&A") may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this MD&A include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex, including the Crescent mine, and Cosalá Operations; statements relating to the Company's acquisition of the remaining 40% interest in the Galena Complex, including expected benefits to the Company and its shareholders; statements relating to the Company's positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom, statements relating to Americas Gold and Silver's EC120 Project, including expected approvals and capital requirements, and timing to reach commercial and sustainable production and full production on its anticipated timeline and budget; the Company's expectations relating to the operation of San Rafael throughout the EC120 Project development period and related cashflows; the Company's technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency; the Company's second phase test work confirming the potential to extract over 99% of antimony from test copper floatation concentrate and the Company's role in the U.S. domestic supply of critical minerals; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company's exploration and drilling programs at the Galena Complex; the Company's ability to continue as a going concern; the Company's liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; the Company's intention to issue guidance for 2026; and expectations regarding the Company's ability to rely in existing infrastructure, facilities and equipment.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company's control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company's business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; tailing risks; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company's working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; litigation risks; acquisitions and integrations; joint ventures; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this MD&A and the Company's most recently filed Annual Information Form ("AIF") under the heading "Risk Factors".  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company's mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") that are applicable to domestic United States reporting companies. Accordingly, information in this MD&A that describes the Company's mineral reserves and mineral resources may not be comparable to information made public by United States companies subject to the SEC's reporting and disclosure requirements.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Management's Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (the "Company" or "Americas Gold and Silver") constitutes management's review of the Company's financial and operating performance for the year ended December 31, 2025, including the Company's financial condition and future prospects. Except as otherwise noted, this discussion is dated March 30, 2026 and should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years ended December 31, 2025 and 2024. The audited consolidated financial statements for the years ended December 31, 2025 and 2024 are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company's most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com. The content of the Company's website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2025 compared to the year ended December 31, 2024 as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex's 40% non-controlling interests, and 100% from both operations thereafter including fiscal 2025.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under "Non-GAAP and Other Financial Measures".

The Company filed articles of amendment, effective August 21, 2025, to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of two and a half (2.5) pre-consolidated common shares for one (1) post-consolidated common share. The share consolidation affected all issued and outstanding common shares, options, warrants, restricted share units, performance share units, and deferred share units. All information relating to issued and outstanding common shares, options, warrants, restricted share units, performance share units, deferred share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

This MD&A contains statements about the Company's future or expected financial condition, results of operations and business. See "Forward-Looking Statements" above for more information on forward-looking statements.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Overview

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA, including the acquisition of the neighbouring Crescent mine, and the Cosalá Operations in Sinaloa, Mexico. The Company also owns the Relief Canyon gold mine ("Relief Canyon") which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the recently acquired Crescent mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d'Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of lead, copper, and antimony over a production history of more than sixty years. The Company is currently underway with a new strategy at Galena aimed at increasing production and lowering operating costs following the Crescent mine acquisition, and recapitalization in December 2024.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes EC120 silver-copper mine and the San Rafael silver-zinc-lead mine ("San Rafael"), after declaring commercial production in January 2026 and December 2017, respectively. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects, including the 100%-owned Zone 120 and the El Cajón silver-copper deposits ("EC120 Project"). These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon gold mine located in Pershing County, which is currently on care and maintenance. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit; leaching and heap rinsing operations were discontinued in Q4-2023. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares.

The Company's management and Board of Directors (the "Board") are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company's registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8, with offices in Reno, Nevada, Mazatlán, Mexico and Wallace, Idaho. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol "USA" and on the NYSE American trading under the symbol "USAS".

Information contained on the Company's website is not incorporated by reference herein and should not be considered part of this MD&A.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Recent Developments and Operational Discussion

Highlights

  Consolidated attributable silver production increased 52% year-over-year as the impact of operational improvements and efficiencies continued at the Galena Complex in Idaho while the Cosalá Operations progressed into the high-grade EC120 Project with pre-production of higher-grade development ore.
    Production results were achieved despite a total of 20 days of planned shutdowns at Galena to complete upgrades to the No. 3 Shaft and Coeur Shaft ft.
    Consolidated silver production of 2.65 million ounces was realized during the year, or approximately 3.4 million silver equivalent1 ounces, including 9.3 million pounds of lead, and 2.0 million pounds of copper.
    The Galena Complex produced approximately 1.5 million ounces of silver with more consistent access to the higher silver grade tetrahedrite ore, including 561,000 pounds of antimony.
    Silver production at the Cosalá Operations increased by 44% to a new annual production record of approximately 1.2 million ounces of silver in fiscal 2025.
  Significant safety milestone achieved during March by Galena Complex team with one full year and over 500,000 hours of work without a single lost time accident
  Increase in consolidated revenue due to higher silver production and higher realized prices.
    Consolidated revenue, including by-product revenue, increased to $117.9 million for fiscal 2025 or 18% compared to $100.2 million for fiscal 2024 due to increased production and higher realized prices.
    Pre-production sales of EC120 silver-copper concentrate contributed a strong $44.8 million to revenue during fiscal 2025, with commercial production declared at the start of 2026.
  Completed the strategic acquisition of the neighbouring Crescent mine in Idaho, USA with $132.3 million of bought deal financing in December 2025.
  Signed joint venture agreement in February 2026 with United States Antimony to construct and operate an antimony processing facility in Idaho's Silver Valley.
    The joint venture will be 51% owned by the Company and will provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States.
  Consolidated 2026 production and cost guidance of 3.2 to 3.6 million ounces of silver at an average AISC1 of $30 to $35 per ounce sold. Consolidated capital expenditures are targeted to be between $90 to $120 million (including the Crescent Mine), and consolidated exploration capital is targeted to be between $15 to $20 million.
    Fiscal 2026 will see the execution of several major projects critical to the continued growth of Galena including completion of the upgrades to No 3. Shaft, construction and commissioning of the surface paste fill plant and the ramp up of long hole stoping at Galena as the mine transitions from conventional to mechanized mining.
  Major milestone reached with Addition to GDXJ Junior Gold Miners Index and the Solactive Global Silver Miners Index (SIL), two major global indexes for small-cap gold and silver miners.
  Largest exploration program in Americas' history announced in 2026 with approximately 64,000 metres to be drilled companywide. This record setting drill program builds on the outstanding high-grade drilling successes in 034 Vein and 149 Vein achieved during the 2025 drilling campaign including intercepts of 983 g/t over 3.4 meters at 034 Vein  and 24,913 g/t Ag and 16.9% Cu over 0.21 meters in the 149 Vein (see Americas news releases dated April 22, 2025 and August 22, 2025).

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025
  Cash and cash equivalents balance of $129.8 million ($20.0 million fiscal 2024) and working capital1 of $67.5 million as at December 31, 2025 (working capital deficit of $27.9 million as at December 31, 2024).
  Cost of sales1 per silver equivalent ounce produced, cash costs1 and all-in sustaining costs1 per silver ounce produced averaged $24.98, $25.69 and $32.95, respectively, in fiscal 2025.
  Net loss of $87.4 million for fiscal 2025 (fiscal 2024 net loss of $49.0 million) with the increase from 2024 primarily due to higher period and forward precious metal prices impacting metals-based liabilities, and an impairment recognized on the carrying cost of a hoist at the Galena Complex during the period offset against gains recognized from a new price protection program completed during the period. The hoist impairment does not impact the Company's current or future plans at the Galena Complex.
  Adjusted loss1 for fiscal 2025 was $35.2 million (adjusted loss of $33.7 million for fiscal 2024) and Adjusted EBITDA1 for fiscal 2025 was loss of $4.1 million (adjusted EBITDA loss of $1.5 million for fiscal 2024) primarily due to higher net revenue from increased silver production and realized prices during the period offset by lower by-product credits from zinc and lead, and higher non-cash share-based payments.

Metal Prices

Precious metals prices increased significantly during fiscal 2025 as investors adjusted capital flows and allocations in response to structural silver supply deficits, increasing industrial demand, the monetary and fiscal policy plans of the U.S. administration, and international trade tariff discussions, among other macroeconomic events. The market price of silver increased by 41% year-over-year to average price of $39.94/oz in fiscal 2025 compared to an average price of $28.25/oz in fiscal 2024. The copper market price increased by 9% year-over-year to average price of $4.51/lb, in fiscal 2025 compared to an average price of $4.15lb in fiscal 2024. Lead decreased by 6% year-over-year to average price of $0.89/lb in fiscal 2025 compared to an average price of $0.94/lb in fiscal 2024. The Company is dependant on both precious and base metal prices for profitability and liquidity.

The Company believes it is well positioned to significantly increase revenue for 2026 and beyond, supported by its planned growth in silver production at both of its producing operations and the assumption that market prices for silver, lead, and copper remain at or above current spot or consensus levels.

Acquisition of Crescent Mine and Concurrent Bought Deal Financing

The Company closed the strategic acquisition of Crescent Silver, LLC which owns the neighbouring Crescent mine ("Crescent") in Idaho, USA, on December 12, 2025 for total consideration of $87 million.

Crescent is a past-producing underground mine which has produced over 25 million ounces of silver at an average grade of 891 g/t between 1917 and 1981. The mine is located approximately 4 miles southeast of Kellogg, Idaho, and consists of 10 acres of surface rights and 15 acres of patented claims and mineral rights over 64 patented claims. The mineralized material at Crescent is tetrahedrite, which is identical to the Galena Ag-Cu-Sb material and ideally suited for Galena and Coeur mills. The property hosts 3.8 million ounces of historical measured and indicated resource, as well as an historical inferred resource of 19.1 million ounces. The Company intends to mine Crescent using a combination of cut and fill and long hole stoping mining, similar to the successful optimization of neighbouring Galena currently underway.

The total consideration for the acquisition consisted of $20 million in cash and approximately 11.1 million common shares of the Company. To fund the cash portion, the Company completed a concurrent equity financing for gross proceeds of $132.3 million through a bought deal private placement of approximately 33.1 million of the Company's common shares, the excess of which will fund working capital requirements at Crescent, Galena Complex, and administrative purposes.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Galena Complex

During 2025, the Company continued to make significant progress at the Galena Complex and remained on track with its operational growth plan in the areas of: underground development and long-hole stoping; upgrading the underground fleet; advancing the shaft upgrade; and mine modernization, and communication.

Development activities advanced steadily supported by improved efficiencies in muck handling. A key contributor to these improvements was the successful extraction of a seventh long-hole panel at the Galena 49-130 stope. Remote mucking operations demonstrated a significant increase in productivity, with approximately 200 tonnes moved per shift compared to approximately 50 tonnes per shift using traditional underhand and overhand mining methods. The second long-hole panel from the first long-hole stope was also mined successfully, achieving planned widths. Three additional long-hole stopes are currently in development and are scheduled for mining in Q1 and Q2 of 2026. Construction of the Alimak ventilation raise was completed in the fourth quarter of 2025.

The 55-179 decline advanced toward the 55-198 and 55-165 stopes to support continued production in Q4-2025. The strategic location of this ramp provides access to multiple stopes reducing development costs by enabling multiple mining fronts from a single access point. Of these, three stopes are planned to be mined using long-hole methods, representing a notable milestone given that no long-hole stopes were in operation at the end of 2024.

Replacement of a portion of the mine's legacy underground fleet also progressed during the year. Four new underground personnel carriers and two mine trucks have entered service, with an additional truck scheduled for delivery in Q2-2026. These units have already been deployed underground, with operational efficiencies beginning to materialize in early 2026. Two remote-capable Komatsu WX-04 loaders are now actively supporting the long-hole mining campaign. In addition, two 300-tonne ore bins were upsized to accommodate the new haul trucks, and new chutes were installed on the 5,500-level, with commissioning expected in Q2-2026.

Installation of a new fibre-optic and leaky-feeder communication system is underway in the No. 3 Shaft and across the 5,500-level. The first segment, extending to the 3,200-level, will provide the Galena Complex with its first underground internet connectivity. Completion of the system is expected in Q3-2026 and will support enhanced communication, automation of fans, pumps, and equipment, and overall improvements in underground operational control.

Components for Phase Two of the No. 3 Shaft upgrades arrived on site in mid-March 2026, with brake and Lilly upgrades scheduled for completion by the end of April 2026. This phase of improvements is expected to increase hoisting speeds in end zones, allowing for more efficient skipping of ore and waste material. Replacement of the Coeur hoist motor in Q4-2025 was completed successfully, enhancing operational redundancy and supporting a second means of egress.

Several areas of the mine continue to demonstrate favourable economics due to higher silver prices and are being reintegrated into the 2026 and future mine plans. An internal study is underway to evaluate the potential for remnant mining in the 55-072, 46-136, 52-034, 43-149, and 55-179VR areas. Additional drilling is required to further refine geological models, and two additional muckers have been deployed to support these initiatives.

Cosalá Operations

The Cosalá Operations had a strong year as it transitioned from the zinc-lead-silver San Rafael mine to the higher-grade silver-copper EC120 Project in 2025. Silver production increased in 2025 by 44% to approximately 1.2 million ounces of silver, representing record silver production for the Cosalá Operations This production compares to approximately 0.8 million ounces of silver in 2024, primarily due to higher grades and silver recoveries, partially offset by lower tonnages during the period. Ore tonnages were impacted by approximately 17 days due to a longer than usual, rainy weather season, in addition to regional security concerns. The majority of production during the second half of the year was sourced from EC120 which contributed approximately 1.0 million ounces of silver production (1.2 million ounces of silver production project-to-date). Production from EC120 was supplemented with limited tonnage from the Upper Zone of San Rafael with significant grades ranging over 1,000g/t. Silver processed from mining of this higher-grade Upper Zone are expected to continue into 2026 and future years. The EC120 Project declared to be in commercial production at the start of 2026.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Sinaloa region, where the Company operates, experienced heightened conflict between organized crime groups. While no damage has been reported to the Company's property or personnel, intermittent regional security disruptions resulting from violence in nearby areas have caused delays in contractor mobilization and impacted the Company's supply chain and concentrate transportation routes during 2025. Additionally, these disruptions intermittently affected mill operations, leading to a minor reduction in milled tonnage though the Company largely maintained normal steady-state throughput throughout the second half of 2025.

While the Company cannot predict when, or if, these conflicts may subside or worsen in the interim, it remains committed to responding proactively to prioritize the safety and well-being of its employees and stakeholders.

Please refer to the section entitled "Risk Factors" in this MD&A for a further discussion of the risks relating the Company's business and operations, including risks associated with its operations in Mexico and exposure to risks and uncertainties regarding operations in areas located where organized crime groups and Mexican cartels may operate.

Galena Exploration Update

Early-stage exploration drilling on the 4300 Level from the 43-191 DDS has identified a high-grade silver-copper-antimony vein. The vein has the potential to be the upper extension of the previously identified 149 Vein. Three holes drilled to date demonstrate nearly 120 meters of vertical continuity above current mining level with more drilling in progress to infill and extend this vein. The 149 Vein is currently being mined below these intercepts, producing a consistent high-grade mill feed of 600-700 tons per cut averaging 700-950 g/t silver and 0.6-0.7% copper. The 149 Vein is a strong candidate currently under review for long-hole stoping.

The geologic setting and host rock interpretation indicates that recent intercepts are near the upper crown of the 149 Vein. This area is located within the transition zone of the Upper Revett and the St. Regis Formations, the two dominant Belt Supergroup formations seen at the Galena mine. To date, 4,878 meters have been drilled from this station out of a planned 18,100 meters, testing several different targets in addition to the 149 Vein.

Drill results on the 149 vein to-date are:

• DDH 43-317: 24,913 g/t Ag and 16.9% Cu over 0.21 m

• DDH 43-304: 2,816 g/t Ag and 2.0% Cu and 1.05% Sb over 1.05 m

• DDH 43-316: 2,354 g/t Ag and 1.7% Cu over 1.58 m

These intercepts underscore the high-grade nature of the 149 Vein extension, with potential to contribute further to near-term mining plans and potential resource additions as additional drilling progresses. The vein remains open for expansion. Ongoing efforts are focused on infilling and testing adjacent targets to maximize its contribution to the Galena Complex's production profile.

A full table of the Company's published drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20250822.pdf.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Exploration diamond drilling from the 5200 Level of the Galena mine, completed late in 2025, has defined eight new high-grade silver-copper-antimony splay veins associated with the 034 Vein, highlighted by intersections of 4,458 g/t Ag, 3.34% Cu, and 1.50% Sb over 0.5 m. This area, known as the "034 Vein Complex", is composed of a series of silver-copper-antimony veins adjacent to current infrastructure, presenting a near-term mining opportunity at Galena.

A full table of the Company's published drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20260120.pdf.

Recent discovery of the rapidly-growing, high-grade, silver-copper-antimony 034 Vein Complex combined with the discovery of ten new high-grade veins near existing mine infrastructure further highlights the potential of the Galena Complex. The discovery was highlighted by silver intersections of 4,896 g/t over 1.3 m and 2,563 g/t over 0.7 m demonstrating the consistency of new high-grade discoveries and the vast exploration potential that remains untested at the Galena Complex.

Drill result highlights:

• Hole 55-261: 4,896 g/t Ag and 3.95% Cu over 1.3 m

• Hole 43-310: 2,563 g/t Ag and 1.35% Cu over 0.7 m

A full table of the Company's published drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20260312.pdf.

The success of the Company's drilling campaign in 2025 has led to the design and approval of drilling approximately 64,000 metres companywide across both the Galena Complex, including the recently acquired Crescent mine, and the Cosalá Operations in 2026, the largest exploration drilling campaign in the Company's history.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

Senior Secured Term Loan Facility

On June 24, 2025, the Company entered into a senior secured debt facility with SAF Group ("SAF") for funds of up to $100 million, primarily to fund growth and development capital spending at the Galena Complex. The facility consists of three tranches with an initial $50 million term loan advanced upon closing at an interest rate of SOFR (4% floor) plus 6% per annum and matures 60 months following the closing date, and two additional tranches of $25 million each made available to the Company upon satisfaction of certain conditions. The additional tranches will be subject to an interest rate of SOFR (4% floor) plus 4-6% per annum after funding. SAF holds senior security over all the Company's assets and secondary security on the Cosalá Operations and the Relief Canyon. The term loan facility is subject to certain quarterly and annual financial covenants, with key covenants waived until end of March 2026, along with a price protection program completed in July on future precious and base metals production and commitments.

Share Consolidation

The Company filed articles of amendment, effective August 21, 2025, implementing a consolidation of its outstanding common shares on the basis as finally determined by the Board of one (1) post-consolidation common share for every two and a half (2.5) pre-consolidation common shares (the "Consolidation"). The exercise price or conversion price, as applicable, and the number of common shares issuable, as applicable, under any of the Company's outstanding convertible or share-based securities such as warrants, stock options and restricted share units, performance share units and deferred share units, as applicable, were proportionately adjusted upon completion of the Consolidation in accordance with their respective terms. The CUSIP and ISIN numbers of the post-consolidation common shares also changed upon the completion of the Consolidation.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Other Items Subsequent to Year End

Joint Venture with United States Antimony

Galena is the only producing antimony mine in the United States. The Company aims to deliver a secure and reliable source of antimony, a federally recognized critical mineral with key applications in the defense, energy, and manufacturing sectors to the United States Government.  Given this significant advantage, the Company signed a joint venture agreement with United States Antimony ("US Antimony") to construct and operate an antimony processing facility in Idaho's Silver Valley in early 2026 (the "Antimony JV"). The Antimony JV will be 51% owned by the Company and will provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States. The Company will contribute the land for the site and will sell antimony feed material mined from the Galena Complex to the Antimony JV on market terms. US Antimony will contribute its knowledge and technical expertise in constructing and operating antimony processing facilities and will provide the Antimony JV with access to its extensive antimony marketing network including the United States Government.

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2025[3]	2024[3]
Revenue ($ M)	$117.9	$100.2
Silver Produced (oz)	2,646,293	1,739,272
Zinc Produced (lb)	8,284,795	31,508,284
Lead Produced (lb)	9,326,026	15,834,224
Copper Produced (lb)[4]	2,011,352	-
Total Silver Equivalent Produced (oz)[1]	3,397,043	3,706,979
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$24.98	$18.12
Cash Costs/Ag Oz Produced ($/oz)[2]	$25.69	$17.41
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$32.95	$28.13
Net Loss ($ M)	$(87.4)	$(49.0)
Comprehensive Income (Loss) ($ M)	$(87.4)	$(41.2)

1 Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

Consolidated silver production of approximately 2.65 million ounces during fiscal 2025 was higher than fiscal 2024 production of approximately attributable 1.7 million ounces due to higher grades at both operations, offset by lower tonnage. Pre-production of EC120 silver-copper concentrate contributed silver production of 1.0 million ounces during fiscal 2025. Production of both zinc and lead during fiscal 2025 were lower than fiscal 2024 due to lower tonnage of zinc-lead-silver San Rafael ore processed during the year as the Company developed and transitioned into the silver-copper EC120 orebody.

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex's 40% non-controlling interests, and 100% from both operations for the remainder of 2024 and fiscal 2025.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Revenue of $117.9 million for the year ended fiscal 2025 was higher than revenue of $100.2 million for the year ended fiscal 2024, resulting from increased silver production and realized silver prices during the period, partially offset by the noted lower zinc and lead production. Revenue included pre-production revenue from the EC120 Project of $44.8 million during the year. The average realized silver price2 increased by 39% from fiscal 2024 to 2025, while the average realized lead 3 decreased by 5% during the same period. The average realized silver price of $39.13/oz for fiscal 2025 (2024 - $28.13/oz) is comparable to the average London silver spot price of $39.94/oz for fiscal 2025 (2024 - $28.25/oz).

The Company recorded a net loss of $87.4 million for the year ended December 31, 2025 compared to a net loss of $48.9 million for the year ended December 31, 2024. The increase in net loss was primarily attributable to increase in current and forward gold and silver prices on the Company's metals contract liabilities, impairment to plant and equipment, higher cost of sales, higher corporate expenses including share-based payments, and higher income tax expense, offset in part by higher net revenue, lower depletion and depreciation, lower interest and financing expense, and higher other gain on derivatives. These variances are further discussed in the following sections.

Galena Complex

	Fiscal Year Ended December 31,
	2025	2024
Tonnes Milled	97,173	120,804
Silver Grade (g/t)	473	392
Lead Grade (%)	3.76	4.02
Silver Recovery (%)	98.5	98.1
Lead Recovery (%)	93.5	93.7
Silver Produced (oz)	1,457,097	1,494,385
Lead Produced (lb)	7,523,345	10,021,111
Total Silver Equivalent Produced (oz)[1]	1,639,261	1,830,191
Silver Sold (oz)	1,469,487	1,481,874
Lead Sold (lb)	7,599,198	9,932,977
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$28.27	$21.96
Cash Costs/Ag Oz Produced ($/oz)[2]	$28.04	$23.07
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$38.20	$34.13

1 Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

During fiscal 2025, the Company continued to make significant advances at the Galena Complex and is on-track with its operational growth plan. The Galena Complex produced approximately 1.5 million ounces of silver in fiscal 2025 which was comparable to approximately 1.5 million ounces of silver produced in fiscal 2024. The mine also produced 7.5 million pounds of lead in fiscal 2025, compared to 10.0 million pounds of lead in fiscal 2024 (a 25% decrease in lead production).  By-product production levels may vary in the short term as mining activities focus on increasing higher-grade, silver-copper ore and supporting infrastructure continues to be advanced. Cash costs per ounce of silver increased to $28.04 in fiscal 2025 from $23.07 in fiscal 2024, primarily due to decreased lead production resulting in lower by-product credits during the period, and modest increases in salaries and employee benefits at the operations.

Further developments of the Galena Complex are discussed in the Recent Developments and Operation Discussion section of this MD&A above.

2 These are supplementary or non-GAAP financial measures or ratios. See "Non-GAAP and Other Financial Measures" section for further information.

11 | Page

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Cosalá Operations

	Fiscal Year Ended December 31,
	2025[3]	2024[3]
Tonnes Milled	462,485	584,830
Silver Grade (g/t)	104	74
Zinc Grade (%)	3.10	3.14
Lead Grade (%)	0.83	1.14
Copper Grade (%)[4]	0.34	-
Silver Recovery (%)	77.3	59.6
Zinc Recovery (%)	80.3	80.7
Lead Recovery (%)	67.0	68.0
Copper Recovery (%)[4]	86.1	-
Silver Produced (oz)	1,189,196	825,097
Zinc Produced (lb)	8,284,795	31,508,284
Lead Produced (lb)	1,802,681	9,664,288
Copper Produced (lb)[4]	2,011,352	-
Total Silver Equivalent Produced (oz)[1]	1,757,782	2,586,577
Silver Sold (oz)	1,099,966	828,975
Zinc Sold (lb)	9,474,630	30,064,028
Lead Sold (lb)	1,826,547	9,338,917
Copper Sold (lb)[4]	1,848,562	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$21.92	$16.45
Cash Costs/Ag Oz Produced ($/oz)[2]	$22.82	$11.13
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$26.52	$21.48

1 Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

Silver production increased in fiscal 2025 by 44% to approximately 1.2 million ounces of silver compared to approximately 0.8 million ounces of silver in fiscal 2024, primarily due to higher grades and silver recoveries offset by lower tonnages during the period. A higher portion of the mill feed came from pre-production of the EC120 Project which has higher silver grades and silver recoveries based on its minerology. The EC120 Project contributed approximately 1.0 million ounces of silver production in fiscal 2025 (1.2 million ounces of silver production project-to-date) as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project's development phase contributed $44.8 million to net revenue during fiscal 2025. Lower milled tonnage from the San Rafael Main Central orebody caused base metals production of zinc and lead to drop in fiscal 2025.

The Cosalá Operations increased capital spending on the EC120 Project, incurring $11.4 million during fiscal 2025 ($3.6 million during fiscal 2024). Cash costs per silver ounce increased during fiscal 2025 to $22.82 per ounce from $11.13 per ounce in fiscal 2024, primarily due to decreased zinc and lead production resulting in lower by-product credits during the period.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Guidance

Americas' consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The high-end of 2026 production guidance represents a 33% increase compared to 2025 production of 2.65 million ounces (28% to the mid-point of 2026 guidance).

2026 GUIDANCE

2026 PRODUCTION AND COSTS
Silver Production (millions of ounces)	3.2 – 3.6
All-in Sustaining Cost (AISC)[2,3,4] ($/oz sold)	30 – 35
CAPITAL INVESTMENTS ($ millions)
Sustaining Capital ($ millions - includes capitalized infill drilling)	30 – 40
Growth Capital ($ millions)	60 – 80
Total	90 – 120

Americas' 2026 guidance incorporates the mine and development plans across its operations. At the Galena Complex in Idaho, guidance includes planned growth capital expenditures of $30 - $40 million at the Crescent Mine and planned mine development and shaft upgrades at the Galena Mine, required to incrementally increase production levels as the year progresses. The capital guidance includes further equipment additions at both the Galena Complex, and Cosalá and other growth-related expenditures. By the end of 2026, the Company expects the Galena Complex to reach substantially and sustainably higher production rates.

Notes to 2026 Guidance Table

1. The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated. See below "Cautionary Statement Concerning Forward-Looking Statements".

2. Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.

3. By-product metals production is treated as a credit that is reflected in AISC.

4. AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

Exploration

Americas has identified multiple high priority exploration targets for 2026 as part of its significantly expanded $15 - $20M million exploration budget across both the Galena Complex (including the Crescent Mine) and Cosalá. The increase in the drilling represents the largest campaign in Company history with a total of approximately 64,000 meters to be drilled, inclusive of infill drilling. The increased exploration activity is driven by Company's targeted exploration drilling success in 2025 that identified several compelling discoveries requiring follow-up.

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Results of Operations

Analysis of the year ended December 31, 2025 vs. the year ended December 31, 2024

The Company recorded a net loss of $87.4 million for the year ended December 31, 2025 compared to a net loss of $49.0 million for the year ended December 31, 2024. The increase in net loss was primarily attributable to increase in gold and silver prices on the Company's metals contract liabilities ($36.2 million), impairment to plant and equipment ($10.4 million), higher cost of sales ($2.2 million), higher corporate expenses ($19.7 million, including $12.1 million from share-based payments), and higher income tax expense ($3.9 million), offset in part by higher net revenue ($17.7 million), lower depletion and amortization ($2.9 million), lower interest and financing expense ($2.1 million), and higher gain on derivatives ($6.5 million), each of which are described in more detail below.

Revenue increased by $17.7 million to $117.9 million for the year ended December 31, 2025 from $100.2 million for the year ended December 31, 2024. The increase was due to $14.2 million higher revenue at the Galena Complex from higher realized prices during the period. Revenue at the Cosalá Operations increased by $3.6 million during the period mainly due to higher silver production, higher silver payables in copper concentrate, and realized prices during the period offset by lower revenue from lower zinc and lead production during the period as significant portion of the mill feed came from pre-production of the EC120 Project.

Cost of sales increased by $2.2 million to $84.9 million for the year ended December 31, 2025 from $82.7 million for the year ended December 31, 2024. The increase was primarily due to $6.2 million increase in cost of sales from the Galena Complex due to increases in employee-related costs during the period, offset in part by $4.0 million decrease in cost of sales from lower production tonnes at the Cosalá Operations during the period.

Depletion and amortization decreased $2.8 million to $21.2 million for the year ended December 31, 2025 from $24.1 million for the year ended December 31, 2024. The decrease primarily reflects the decrease in depletion from the Cosalá Operations which was in pre-production of the EC120 Project during fiscal 2025.

Corporate general and administrative expenses increased by $19.7 million due to the addition of required technical expertise to the management team and reconstitution of the Board, plus non-cash compensation recognized during the period due to the implementation of an employee incentive structure that aligns compensation with shareholder interests.

Impairment to plant and equipment was a $10.4 million loss for the year ended December 31, 2025 from impairment of a hoist at the Galena Complex identified during the period. The hoist impairment does not impact the Company’s current or future plans at the Galena Complex.

Loss on fair value of metals contract liabilities increased by $36.2 million to a $46.3 million loss for the year ended December 31, 2025 from a $10.2 million loss for the year ended December 31, 2024, mainly due to the impact of the increased gold and silver prices on metals contract liabilities during the period.

Other gain on derivatives increased $6.5 million to a $6.3 million gain for the year ended December 31, 2025 from a $0.2 million loss for the year ended December 31, 2024 mainly due to price protection derivative instruments entered during the period.

Income tax expense increased by $3.9 million to a $4.6 million loss for the year ended December 31, 2025 from a $0.7 million loss for the three months ended December 31, 2024 primarily due to provisional income and mining taxes recognized from the Cosalá Operations for fiscal 2025.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Analysis of the three months ended December 31, 2025 vs. the three months ended December 31, 2024

The Company recorded a net loss of $37.7 million for the three months ended December 31, 2025 compared to a net loss of $12.7 million for the three months ended December 31, 2024. The increase in net loss was primarily attributable to increase in gold and silver prices on the Company's metals contract liabilities ($19.3 million), impairment to plant and equipment ($10.4 million), higher corporate expenses ($6.2 million), higher interest and financing expense ($2.4 million), and higher income tax expense ($3.6 million), offset in part by higher net revenue ($13.1 million), and higher other gain on derivatives ($2.3 million), each of which are described in more detail below.

Revenue increased by $13.1 million to $36.9 million for the three months ended December 31, 2025 from $23.8 million for the three months ended December 31, 2024. The increase was due to $4.8 million higher revenue at the Galena Complex from higher realized prices during the period. Revenue at the Cosalá Operations increased by $8.2 million during the period mainly due to higher silver production, higher silver payables in copper concentrate, and realized prices during the period offset by lower revenue from lower zinc and lead production during the period as a significant portion of the mill feed came from pre-production ore.

Corporate general and administrative expenses increased by $6.2 million due to the addition of required technical expertise to the management team and reconstitution of the Board, plus non-cash compensation recognized during the period due to the implementation of an employee incentive structure that aligns compensation with shareholder interests.

Interest and financing expense increased by $2.4 million mainly due to recognizing a financing expense recovery during the three months ended December 31, 2024 from an amendment of the Company's existing metals contract liability.

Impairment to plant and equipment was a $10.4 million loss for the three months ended December 31, 2025 from impairment of a hoist at the Galena Complex identified during the period. The hoist impairment does not impact the Company's current or future plans at the Galena Complex.

Loss on fair value of metals contract liabilities was a $19.3 million loss for the three months ended December 31, 2025 from approximately nil for the three months ended December 31, 2024, mainly due to the impact of the increased gold and silver prices on metals contract liabilities during the period.

Other gain on derivatives increased $2.3 million to a $2.7 million gain for the three months ended December 31, 2025 from a $0.4 million gain for the three months ended December 31, 2024 mainly due to price protection derivative instruments entered during the period.

Income tax expense increased by $3.6 million to a $3.8 million loss for the three months ended December 31, 2025 from a $0.2 million loss for the three months ended December 31, 2024 primarily due to provisional income and mining taxes recognized from the Cosalá Operations for fiscal 2025.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Selected Annual Financial Information

Fiscal Year Ended December 31	2025[2]	2024[2]	2023
Revenue ($ M)	$117.9	$100.2	$95.2
Net Loss ($ M)[4]	(87.4)	(49.0)	(40.1)
Comprehensive Loss ($ M)[4]	(87.4)	(41.2)	(40.9)

Net Loss per Common Share - Basic and Diluted	$(0.33)	$(0.43)	$(0.41)

Silver Produced (oz)	2,646,293	1,739,272	2,043,053
Zinc Produced (lb)	8,284,795	31,508,284	34,084,119
Lead Produced (lb)	9,326,026	15,834,224	20,539,540
Copper Produced (lb)[3]	2,011,352	-	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[1]	$24.98	$18.12	$14.01
Cash Costs/Ag Oz Produced ($/oz)[1]	$25.69	$17.41	$13.21
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1]	$32.95	$28.13	$20.44

Cash ($ M)	$129.8	$20.0	$2.1
Receivables ($ M)	8.9	7.1	9.5
Inventories ($ M)	10.7	10.7	8.7

Property, Plant and Equipment ($ M)	$255.3	$147.4	$153.1

Current Assets ($ M)	$153.7	$40.7	$23.0
Current Liabilities ($ M)[4]	86.2	68.6	56.0
Working Capital ($ M)	67.5	(27.9)	(33.0)

Total Assets ($ M)	$413.0	$192.6	$180.5
Total Liabilities ($ M)[4]	191.4	130.5	103.1
Total Equity ($ M)	221.6	62.1	77.4

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

3 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

4 Throughout this MD&A, a portion of the Company's metals and silver contract liabilities were revised for periods ending 2024 and 2023 to retained earnings, and loss on metals contract liabilities was revised in fiscal 2024 and 2023.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2025.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2025[2]	2025[2]	2025[2]	2025[2]	2024[2]	2024[2]	2024[2]	2024[2]
Revenue ($ M)[3]	$36.8	$30.6	$27.0	$23.5	$23.8	$22.3	$33.2	$20.9
Net Loss ($ M)	(37.7)	(15.7)	(15.1)	(18.9)	(12.7)	(16.1)	(4.0)	(16.2)
Comprehensive Income (Loss) ($ M)	(35.9)	(14.2)	(16.2)	(21.1)	(7.8)	(17.8)	(2.7)	(12.9)

Silver Produced (oz)	746,666	764,757	688,663	446,207	363,856	385,564	505,932	483,920
Zinc Produced (lb)	-	79,938	1,472,805	6,732,052	6,292,634	8,362,501	8,868,263	7,984,886
Lead Produced (lb)	1,250,570	2,345,180	1,905,450	3,824,826	3,370,212	4,118,739	4,393,575	3,951,698
Copper Produced (lb)[4]	972,948	565,707	356,735	115,962	-	-	-	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[1]	$23.85	$22.95	$27.99	$25.23	$21.85	$18.04	$16.45	$17.19
Cash Costs/Ag Oz Produced ($/oz)[1]	$26.83	$24.11	$26.64	$25.04	$20.68	$16.88	$12.42	$20.57
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1]	$34.36	$30.06	$32.89	$35.67	$40.38	$25.38	$19.58	$30.04

Current Assets (qtr. end) ($ M)	$153.7	$65.3	$83.8	$29.8	$40.7	$26.8	$26.4	$22.9
Current Liabilities (qtr. end) ($ M)	86.2	71.8	73.4	57.6	68.6	63.3	65.2	51.9
Working Capital (qtr. end) ($ M)	67.5	(6.5)	10.4	(27.8)	(27.9)	(36.5)	(38.8)	(29.0)

Total Assets (qtr. end) ($ M)	$413.0	$234.7	$244.3	$184.3	$192.6	$179.4	$180.3	$179.8
Total Liabilities (qtr. end) ($ M)	191.4	184.5	188.0	128.9	130.5	126.3	113.0	113.7
Total Equity (qtr. end) ($ M)	221.6	50.2	56.3	55.4	62.1	53.1	67.3	66.1

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

3 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 Project pre-production from the Cosalá Operations.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Liquidity

The change in cash since December 31, 2024 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2024	$20.0
Cash generated from operations	4.8
Expenditures on property, plant and equipment	(69.2)
Proceeds from disposal of assets	1.0
Lease payments	(1.3)
Credit facility	(2.4)
Term loan facility	49.8
Bought deal private placements, net	126.9
Non-brokered private placements	20.3
Proceeds from exercise of options and warrants	9.1
Pre-payment facility	(2.0)
Metals contract liabilities	(18.2)
Royalty agreement	(0.4)
Derivative instruments	1.0
Increase in trade and other receivables	(1.6)
Change in inventories	(3.4)
Change in prepaid expenses	0.3
Change in trade and other payables	(4.0)
Change in foreign exchange rates	(0.9)
Closing cash balance as at December 31, 2025	$129.8

The Company's cash and cash equivalents balance increased from $20.0 million to $129.8 million since December 31, 2024 with a positive working capital of $67.5 million (December 31, 2024 working capital deficit of $27.9 million). This increase in cash was mainly due to net proceeds from the bought deal private placement, term loan facility, non-brokered private placements, and exercise of options and warrants. These inflows were offset by investments on property, plant and equipment, including the acquisition of Crescent, and metals contract liabilities. Current liabilities as at December 31, 2025 were $86.2 million which is $17.6 million higher than at December 31, 2025, principally due to increased balances in metals contract liabilities.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations, Galena Complex, and Cresent mine, compliance of key financial covenants, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company's cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company's liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company's operating mines, the timing of the Galena shaft repair, the timing of enhancements and optimization of working face development, underground ore handling rates and stope back-fill cycles, and the expected increase in the Galena hoisting capacity.

In past years, the Company was successful in raising funds through equity offerings (including bought deals and at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. During fiscal 2024, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $10.5 million during fiscal 2024 and fully drew the advance under the agreement during the period and closed an equity offering for gross proceeds of C$7.8 million in March 2024. In August 2024, the Company signed the $15 million Credit Agreement with Trafigura for the capital requirements of the EC120 Project with an initial draw of $10 million under the facility. In December 2024, the Company acquired the remaining 40% interest of the Galena Complex and closed non-brokered private placements for total gross proceeds of C$6.9 million for bridge financing purposes, and a concurrent financing through bought deal private placement for gross proceeds of C$50 million. A portion of these funds were used to reduce the Company's liabilities following the placement.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

During fiscal 2025, the Company closed a term loan facility for funds of up to $100 million to provide additional debt funding to fund its mine optimizing capital, development, and infill drilling expenses at the Galena Complex and further restructure its existing debt. The Company has also successfully closed a $132 million bought deal private placement as well as non-brokered private placements of approximately $20 million during fiscal 2025 and believes it will be able to continue to raise additional financing as needed considering the current state of the precious metals capital market.

In the medium term, as the optimization of the No. 3 shaft, expected to be completed in first half of 2026 allowing for greater hoisting capacity of ore and waste, underground ore handling rates increase, and the new Galena Complex strategy is expected to be executed in 2026 in line with new plans being developed and executed, along with positive metal prices, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company's financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, other long-term liabilities, and derivative contracts. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk with exception of the 3 months U.S. SOFR rate applicable to the interest rate on certain financial instruments. The majority of the funds of the Company are held in accounts at major banks in the United States, Canada, and Mexico.

Disclosure of Recent Offerings and Proceeds

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company's ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds
$132.3 million December 2025 bought deal private placement	20.0 million for cash portion of the Crescent acquisition and for working capital requirements at Crescent, Galena Complex, and administrative purposes
$1.9 million December 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes
$1.9 million September 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes
$1.6 million June 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes
$11.5 million May 2025 non-brokered private placements of common shares	For working capital requirements at the Galena Complex and for general working capital and administrative purposes
$3.6 million March 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment and general working capital purposes

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Post-Employment Benefit Obligations

The Company's liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 17 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2025). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company's actuary currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.1 million per year for each of the next 5 years (excluding fiscal 2025 funding requirements payable by September 2026). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of fiscal 2025 and adjusted by approximately $1.3 million mainly as a result of gains on return of assets. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company's cash flow is dependent on delivery of its metal concentrates to market. The Company's contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty's capabilities could severely impact the Company's capital resources.

The Company made capital expenditures of $69.2 million during the year ended December 31, 2025 (2024: $18.9 million). Capital was largely deployed on development work associated with the Galena Complex including cash spent on the acquisition of the Crescent mine.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The following table sets out the Company's contractual obligations as of December 31, 2025:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$38,819	$38,819	$-	$-	$-
Credit facility	7,600	7,200	400	-	-
Interest on credit facility	357	357	-	-	-
Term loan facility	53,191	2,394	18,218	32,579	-
Interest and fees on term loan facility	19,813	5,843	9,960	4,010	-
Royalty payable	2,753	2,753	-	-	-
Metals contract liability	41,026	21,308	19,718	-	-
Silver contract liability	37,521	13,325	24,196	-	-
Projected pension contributions[3]	7,159	1,286	2,179	2,400	1,294
Decommissioning provision	15,966	-	-	-	15,966
Other long-term liabilities	2,446	-	1,570	289	587
Total	$226,651	$93,285	$76,241	$39,278	$17,847

1 - Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 27 of the audited consolidated financial statements for the year ended December 31, 2025.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

3 - Amount for projected pension contributions over 5 years represent the forecasted contribution for the 6th year.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

The Company incurred corporate general and administrative expenses of $0.3 million for the year ended December 31, 2025 from PJH Consulting LLC ("PJH") where Paul Andre Huet is an owner. The corporate general and administrative expenses included in the consolidated statements of loss and comprehensive loss paid to PJH were recorded at the exchange amount representing the amount agreed to by the PJH and the Company.

The Company has entered into a drilling services contract with a third-party company, dated February 10, 2026, in respect of which the spouse of Paul Huet, the CEO of the Company, holds a 33% investment interest. Neither Mr. Huet nor his spouse has any involvement in the management or operations of the third-party company. The contract, which is for a one-year term, was awarded after a competitive bidding process. Total payments for services under the contract are expected to be $2.0 million.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the following risk factors. Any of these risk elements could have material adverse effects on the business of the Company. See Note 27 - Financial risk management of the Company's audited consolidated financial statements for the year ended December 31, 2025.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company's business, condition (financial or otherwise), results of operations, properties or prospects.

The Company's production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has two production-level mines: the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. No assurance can be given that the intended or expected production estimates will be achieved by the Company's operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company's future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

  actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
  short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope and underground rock failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
  labour shortages, loss of key personnel or strikes or other related interruptions to normal operations;
  pandemics or national or global health crises;
  acts of terrorism, civil disobedience and protests; and
  restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

The Company's Cosalá Operations were previously subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. Following this, the Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Cosalá Operations returned to full production following its restart and ramp-up in the fourth quarter of 2021. However, there can be no assurances that the that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results. We believe that the Company's continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support our Cosalá Operations. However, there is no assurance that the Company's efforts will effectively mitigate such risk.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Uncertainty in the estimation of mineral reserves and mineral resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of metals may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company's projects, results of operations and financial condition.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company's operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of gold, silver, copper, zinc, and lead. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company's actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company's future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company's future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company's ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company's future gold, silver, zinc, lead, and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company's business strategy to conduct silver exploration activities at the Company's existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company's revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Global Financial Conditions and Geopolitical Instability

Global financial and political instability, including the 2026 Iran war, the ongoing conflict in Ukraine, sanctions on Russia, trade tariffs, credit risk, and high market volatility, continue to drive uncertainty and commodity price fluctuations. These external factors may impact demand for metals like silver and gold, credit availability, investor confidence, inflation, energy costs, tax rates, employment, interest rates, and overall financial market liquidity, all of which could adversely affect the Company's operations, business conditions and financial results. These factors may also impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company's operations and the price of the common shares could be adversely affected.

In particular, the imposition of protectionist or retaliatory trade tariffs by countries or other trade restrictions may impact the Company's ability to import materials needed to conduct its operations, construct its projects, or to export its products at prices that are economically feasible. Since early 2025, ongoing and sustained changes in the application of tariffs by the United States, Canada, and other countries, have created significant uncertainty and instability for importers globally.

The Company is reviewing its exposure to tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs. Labour, contractors, and energy are locally sourced and are not expected to be directly affected by the tariffs, if implemented. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Inflationary pressure and global supply chain delays may negatively impact the Company's operations

The geographic areas and markets in which the Company operates have been experiencing and continue to experience elevated inflationary pressures. During fiscal 2025, the Company has experienced, among other things, higher machinery, raw material and equipment costs, as well as wage pressures in some markets. Inflationary pressures on the Company are expected to continue through 2026 and potentially further, and such pressures could be exacerbated by global supply chain shortages and delays and increased input costs. Inflationary price increases and related pressures that are not offset by commodity price increases and operational efficiencies may have a material adverse effect on the Company's results of operations and profitability.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. Impairment assessments are conducted at the level of cash-generating units ("CGU"). An impairment of a hoist at the Galena Complex was identified during the year ended December 31, 2025 where carrying value of $10.4 million was recognized as an impairment loss to plant and equipment.

CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company's life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management's control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management's estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

The Company's audited consolidated financial statements for the year ended December 31, 2025 contain going concern disclosure

The Company's audited consolidated financial statements for the year ended December 31, 2025 contain disclosure related to the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company's financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Risks associated with market fluctuations in commodity prices

The majority of the Company's revenue is derived from the sale of silver, copper and lead contained in concentrates. Fluctuations in the prices of silver, copper, and lead represent one of the most significant factors affecting the Company's results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company's business.

The market price for silver, copper and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company's business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals, in general, could have a material adverse effect on the Company's results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company's properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining operations until prices increase or record asset impairment write-downs. Any lost revenues continued or increased net losses, or asset impairment write-downs would adversely affect the Company's results of operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow

The Company has recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for mining companies in the exploration and/or development stages in respect of material mineral properties. However, to the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company's expectations regarding net cash flow in future period will prove to be accurate.

The Company's working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods

The Company's revenues over the 12 months from the date of this MD&A may be lower than anticipated. For instance, the Company's ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.

Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: the ability of the Company to maintain production at expected levels; unanticipated capital requirements at the Galena Complex; operating costs at the Cosalá Operations; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events, as well as or public health crises or pandemics and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates. Many of these factors are not within the Company's control.

The Company expects to achieve net cash flow over the 12 months following the date of this MD&A, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company's expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company's control. See "Cautionary Note Regarding Forward-Looking Information".

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company may be subject to significant capital requirements and operating risks associated with its operations and its portfolio of growth projects

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company's ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company's results of operation, cash flow from operations and financial condition.

The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company's ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company's financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company's business or operations or other factors may make it difficult to secure financing necessary for the development or expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets.

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. A failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

In addition, the Company's mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company's mining or processing operations could materially adversely affect the Company's business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company's business, condition (financial or otherwise), results of operations, properties or prospects.

The Company's dependence on the success of its Cosalá Operations, , Galena Complex, including Crescent mine which are exposed to operational risks and other risks, including certain development and exploration related risks

The principal mineral projects of the Company are the Galena Complex, including Crescent mine and its Cosalá Operations. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at the Galena Complex, including Crescent mine, and its Cosalá Operations, will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company's other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants' analysis and recommendations and other factors, many of which are beyond the Company's control.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption, desorption and recovery plants, and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Substantial risks are associated with mining and milling operations. The Company's commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Risks associated with outstanding debt

The Company's ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. While the Company has been able to successfully reduce liabilities by approximately $35 million since completion of the consolidation transaction in December 2024, there is no assurance the Company can continue to reduce its liabilities or do so on terms that are acceptable to it. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money and if no provision for payment is made, the lender may exercise its applicable security.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Government regulation and environmental compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company's business.

The Company's mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company's business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive or false interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company's past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company's operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company's business, financial condition or results of operations.

In the United States, some of the Company's mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the "EPA") regulations governing hazardous waste under the Resource Conservation and Recovery Act (the "RCRA"). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the "CERCLA"). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government's clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company's operations in Idaho under the federal Clean Water Act (the "CWA"). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company's operations.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company's mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company's activities at the Galena Complex (and the care and maintenance of Relief Canyon) are subject to regulation by the U.S. Department of Labor's Mine Safety and Health Administration and related regulations under applicable legislation and the Company's activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company's operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company's operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company's efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company's ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company's activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing or alleged violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company's operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company's operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company's cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company's operations. Climate change legislation or regulation may affect the Company's customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company's costs, threaten certain operating activities and constrain its expansion opportunities.

Tailing Risks

Mining companies face innate risks in their operations with respect to tailings storage facilities and structures built for the containment of processed rock that remains after the target minerals are extracted, known as tailings, which will expose the Company to certain risks in connection with its operations. Unexpected failings or breaches of tailings storage facilities, such as slope failures, foundation failures, or erosion, could release tailings and result in extensive environmental damage to the surrounding area as well as damage to property, personal injury, or death. Tailings storage facility failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets, and the recognition of provisions for remediation, which could affect the Company's operations and financial condition.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The unexpected failure of a tailings storage facility could subject the Company to any or all of the potential impacts discussed above in "Government regulation and environmental compliance", among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company's control such as extreme weather, a seismic event, or other incident) could cause damage to the environment and the surrounding communities, wildlife, and areas. Failure to comply with existing or new environmental, health, and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations, and permits may prevent the Company from proceeding with the development of a project or the operation or further development of a project or operation or increase the costs of development or production, or otherwise impact the Company's ability to execute its strategic plans, and may materially adversely affect the Company's business, results of operations or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach, or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated, and may involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company's losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend certain of its operations. If any such risks were to materialize, this could materially and adversely affect the Company's reputation and its ability to conduct its operations, and could subject the Company to liability and result in a material adverse effect on its business, financial condition and results of operations.

Some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country

Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations or their application affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy - Dirección General de Minas, Mexico's Secretary of Environment and Natural Resources ("SEMARNAT"); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights, the Mexican Department of labour and the Mexican Department of the Interior. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company's mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintenance of its properties. Government regulations may affect operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labour disputes or protests. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico's status as an emerging market economy may make it more difficult than it was in the past for the Company to obtain any required financing for its projects. The Mexican government has conducted a highly publicized crackdown on the drug cartels, resulting in widespread violence and a loss of lives. There is no assurance that the Company's operations will not be adversely impacted by such organizations. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation or improper application could negatively impact current operations or planned exploration and development activities on its Cosalá district properties, or in any other projects that the Company becomes involved with. Any failure (actual or alleged) to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration and development operations or material fines, penalties, diminution of property rights including mining concessions or other liabilities.

Risks associated with foreign operations

The Company's operations are currently conducted principally in Mexico and the United States. As such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's mining operations and appropriation of assets. Some of the Company's operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; organized crime, including local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Labour relations, employee recruitment, retention and pension funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, or other groups using a labour related justification, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Many of the Company's employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company's facilities in the future, and any such work stoppage could have a material adverse effect on its earnings.

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex that was ratified by union membership at the Galena Complex and is effective from October 3, 2025 through October 2, 2030. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Cosalá Operations were subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The Company has since resumed operations. However, there can be no assurances that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results.

We believe that the Company's continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support the Cosalá Operations. However, there is no assurance that the Company's efforts will effectively mitigate such risk.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company's success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. The number of qualified skilled workers and personnel is limited and competition for such workers and personnel is intense. The Company's ability to meet its labour needs, while controlling labour costs, is subject to many external factors, including the competition for and availability of skilled personnel in our markets, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs and changes in employment and labour legislation or other workplace regulation. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company's results of operations and profitability.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company's costs and liquidity through increased requirements to fund the Company's defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company's future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Dependence on key personnel and the risk of loss

The Company strongly depends on the business and technical expertise of its small group of senior management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on senior management and key personnel. From time to time in the course of carrying out their responsibilities, including conducting mine site visits, certain of these key senior management and/or personnel travel together as a group at the same time and by the same mode of transportation for security, efficiency and cost-effectiveness. If the services of the Company's senior management and key personnel were lost for any reason, it could have a material adverse effect on future operations and such effect could be particularly acute in the event of loss of multiple members of this group.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Community relations and social impact

The Company's relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations (including, for greater certainty, relations with Indigenous peoples and any applicable attendant formal consultation obligations) in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non‐governmental organizations, some of which oppose globalization and resource development, or have other interests, can be vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company's reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Risks associated with transportation and storage of concentrate in Mexico

The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport or to seaports for export to foreign markets. The geographic location of the Company's operations in Mexico and the United States, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Mining property and title risks

Third parties may dispute the Company's mining claims, which could result in losses affecting the Company's business. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company's mining claims could result in litigation, insurance claims, and potential losses affecting the Company's business.

The validity of mining or exploration titles or claims, which constitute most of the Company's property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company's properties may be subject to prior unregistered liens, agreements or transfers, Indigenous land claims (including any applicable formal consultation obligations), or undetected title defects.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Speculative nature of exploration and development

The Company's future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company's projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company's deposits are commercially mineable, nor can there be any certainty that the Company's exploration, development and production activities will be commercially successful.

Unauthorized mining

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. Such incursions could result in both a significant financial loss to the Company and a material impact to the Company's operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company's ability to meet production goals.

Global financial and economic conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, Mexico, Canada, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company's results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or development impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company's operations and financial condition could be adversely impacted.

Natural disasters, terrorist acts, health crises and other disruptions or dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Surface rights and access

The Company has reached various agreements for surface rights and access with certain local groups, including members of ejidos, for mining exploitation activities, including open pit mining, in the surroundings of the Cosalá Operations. In addition, the Company has formal ongoing agreements for surface access to all ejidos on which its exploration activities are being performed. These agreements are valid and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos membership or other interested groups can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to operate or develop any mineral deposits it may locate. See "Labour relations, employee recruitment, retention and pension funding" for further information.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

One of the Company's primary operations, the Cosalá Operations, is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. Other operations are located in the United States and expenditures related to those operations are denominated in U.S. dollars. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in U.S. dollars, Canadian dollars and Mexican pesos and has monetary assets and liabilities in U.S. dollars, Canadian dollars and Mexican pesos. For its financial reporting, the Company's presentation currency is the U.S. dollar. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company's financial position, results of operations, or the Company's property development or operations.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses, including its recent acquisition of Crescent. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, customers, suppliers, and contractors; and the acquired business or assets may have unknown liabilities, which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company's leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Joint Ventures

The Company's interests in joint ventures or other similar arrangements, including the Antimony JV, are subject to risks customarily associated with joint venture structures. These may include: (i) disagreement with partners on how to develop, construct, commission and operate facilities efficiently, or on business plans and related capital and operating expenditures; (ii) an inability to exert influence or control over certain strategic decisions due to governance frameworks that require partner consent or consensus (including equal representation on the management committee); (iii) the risk that partners may be unable or unwilling to meet their obligations (including funding capital contributions, honouring offtake or marketing commitments, or fulfilling closure and reclamation obligations); and (iv) the potential for litigation or other dispute resolution processes regarding joint venture matters. Each of these risks could have a material adverse impact on the profitability or viability of the Company's joint venture interests and, consequently, on the Company's cash flows, earnings, results of operations and/or financial condition.

Although the Company is the majority owner of the Antimony JV, it is not the operator and therefore the success and timing of construction, commissioning and operations will depend in significant part on United States Antimony. As a result, the Company may have limited ability to direct day-to-day activities, will be subject to decisions made by the United States Antimony as operator, and will rely on the United States Antimony for accurate, timely information about the joint venture facility, including costs, schedules, operating performance, product quality and marketing activities. In addition, although the Company holds a majority interest and chairs the management committee, major decisions may require agreement with United States Antimony, and dispute-resolution or deadlock provisions could lead to outcomes that are unfavorable to the Company, including decisions being made without the Company's consent, suspension of construction if supply agreements are not finalized within the prescribed period, dilution of the Company's interest if it is unable to fund required contributions, or the triggering of buy/sell mechanisms that could require us to commit significant capital or, alternatively, result in the loss of the Company's joint venture interest.

The Company may enter into additional joint ventures or other similar arrangements in the future. The success and timing of such ventures, including the Antimony JV), will also depend on factors outside of the Company's sole control, including counterparty's financial resources, operational performance and marketing capabilities (including contemplated purchases and sales of joint venture output), pricing (e.g., for the Antimony JV, the Company will be required to deliver antimony to be sold at market rates, but there is no assurance or guarantee that the Company will be able to produce or deliver the antimony at a cost which is less than what buyers are willing to pay for it), as well as alignment of objectives over time. While partners may generally reach consensus on the direction and operation of a joint venture, there is no assurance that this will continue. Failure to agree on matters requiring consensus (or delays arising from required approvals, budget finalization, construction execution, commissioning or supply/offtake arrangements) could delay development or operations, prevent the joint venture from progressing as planned or impair the economics of the project. These and other joint venture risks could materially and adversely impact the development and operation of such ventures, including the Antimony JV, as well as the Company's business, financial condition and results of operations.

Risks associated with Americas Gold and Silver's various financial instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company's control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company may engage in hedging activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the prices of zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk - the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with price changes will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company may require significant capital expenditures

Substantial capital expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks associated with the Company's business objectives

The Company's strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company's partners in the event of such disagreement.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Competition in the mining industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company's ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company's acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate sales risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Sprott holds significant voting power in the Company and the interests of Sprott may not be the same as those of the Company's other shareholders

Eric Sprott holds significant voting power in the Company, and the interests of Eric Sprott and his affiliates may conflict with or differ from the interests of the Company's shareholders. Eric Sprott holds approximately 12% of the Company's issued and outstanding common shares, on a non-diluted basis. Additionally, Eric Sprott (or his affiliates) may hold or may acquire investments and assets that may compete with the Company. Accordingly, the interests of Eric Sprott and his affiliates may not be the same as those of the Company's other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or the Company's minority shareholders. Mr. Sprott and his affiliates may also pursue, for their own account, acquisition opportunities that could be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As long as Mr. Sprott owns or controls a significant number of our outstanding common shares, he may have the ability to exercise significant influence over corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our Board, any amendments to our articles, or the approval of any merger, acquisition or other significant corporate transaction, including a sale of all or substantially all of our assets.

Circumstances may occur in which the interests of Mr. Sprott (or his affiliates) could be in conflict with the interests of other shareholders. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquiror from attempting to obtain control of the Company, which could cause the market price of the common shares to decline or prevent shareholders from realizing a premium over the market price for their common shares.

Certain risks related to the ownership of the Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The common shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the common shares will be sustained. If an active or liquid market for the common shares fails to be sustained, the prices at which such common shares trade may be adversely affected. Whether or not the common shares will trade at lower prices depends on many factors, including the liquidity of the common shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company, the issuance of additional equity securities or convertible debt securities and the repayment of debt through the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of common shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share. Moreover, the Company's recent offerings of common shares may create a perceived risk of dilution resulting in downward pressure on the price of the Company's issued and outstanding common shares, which could contribute to progressive declines in the prices of such securities.

The Company is subject to the rules and regulations of the TSX and NYSE American

The Company is subject to the rules and regulations of the NYSE American and the TSX. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations. Any changes to rules, regulations, policies or guidelines issued by regulatory authorities may impact the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable NYSE American or TSX continued listing standards or maintain its listing status on either the TSX or NYSE American. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the common shares from the TSX and/or the NYSE American. Any voluntary or involuntary delisting may have material adverse effects on the Company's business and financial condition.

Absolute assurance on financial statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company is a Canadian company and this could have an impact on enforcement of civil liabilities obtained under U.S. securities laws

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company's directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company's directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company's directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Uninsured or uninsurable risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, social unrest, political or economic instability, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company's operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the Company's common shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

The Company's information technology systems may be vulnerable to disruption which could place its systems at risk from data loss, operational failure, or compromise of confidential information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on the Company's cash flows, financial condition or results of operations.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Accessibility and reliability of existing local infrastructure

The Company's mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company's projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

Risks and uncertainties related to the repatriation of funds from foreign subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company's policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company's internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's reputation, as well as business, financial position and results of operations and could cause the market value of the Company's common shares to decline.

Tax considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company's operations in Mexico: corporate income tax and a Flat Rate Business Tax ("IETU"). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer's net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

In late 2013, a new income Tax Law was enacted in Mexico ("Mexican Tax Reform") which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

  New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;
  New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
  Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
  Elimination of the IETU;
  Elimination of the option for depreciation of capital assets on an accelerated basis;
  Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and
  Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

United States

U.S. holders of the Company's common shares should be aware that Americas Gold and Silver believes it was not classified as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297(a) of the Code for its most recently completed tax year, and based on current business plans and financial expectations, Americas Gold and Silver expects that it will likely not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of Americas Gold and Silver as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Gold and Silver will not become a PFIC for any tax year during which U.S. holders own common shares of the Company.

If Americas Gold and Silver is a PFIC for any year during a U.S. holder's holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of its common shares of the Company, or any "excess distribution" received on its common shares of the Company , as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective "qualified electing fund" election under Section 1295 of the Code ("QEF Election") with respect to Americas Gold and Silver or a "mark-to-market" election under Section 1296 of the Code with respect to its common shares of the Company . A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Gold and Silver's net capital gain and ordinary earnings for any year in which Americas Gold and Silver is a PFIC, whether or not Americas Gold and Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Gold and Silver will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold and Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Gold and Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their common shares of the Company. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Company's common shares over the taxpayer's adjusted tax basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

There is a risk that Americas Gold and Silver will be classified as a "controlled foreign corporation", (a "CFC") within the meaning of Section 957(a) of the Code. Americas Gold and Silver will generally be classified as a CFC if more than 50% of the Company's outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by "U.S. Shareholders." For this purpose, a "U.S. Shareholder" is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the aggregate voting power or value of Americas Gold and Silver's outstanding shares. If Americas Gold and Silver is classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of Americas Gold and Silver's undistributed earnings and profits attributable to "subpart F income", may be required to take into account its pro rata share of Americas Gold and Silver's "Net CFC tested income" (formerly "global intangible low-taxed income"), and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of the Company's common shares, to the extent of Americas Gold and Silver's current and accumulated earnings and profits attributable to such common shares. The CFC rules are complex and U.S. Shareholders of the Company should consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Climate change

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company's operations and the transportation routes that the Company uses. The Company's ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company's ability to secure the necessary volumes of water to operate its facilities.

For example, the Cosalá Operations and Galena Complex have in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company's facilities, plant and operating equipment at the Company's properties. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Regulations and pending legislation governing issues involving climate change, ESG and DEI could result in increased operating and capital costs which could have a material adverse effect on the Company's business

The production of metals concentrates is an energy-intensive undertaking that results in a significant carbon footprint. The Company utilizes electricity, diesel fuel, and gasoline to directly or indirectly to produce metal.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels. At the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris in 2015, the Paris Agreement was adopted which was intended to govern emission reductions beyond 2020. The Paris Agreement went into effect in November 2016 when countries that produce at least 55% of the world's greenhouse gas emissions ratified the agreement. While there are no immediate impacts to business from the Paris Agreement, the goal of limiting global warming to "well below 2ºC" will be taken up at national levels.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Some of the countries in which the Company operates have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. In December 2009, the United States EPA issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. Additionally, the United States and China signed a bilateral agreement in November 2014 that committed the United States to reduce greenhouse gas emissions by an additional 26% to 28% below 2005 levels by the year 2025. The EPA in August 2015 issued final rules for the Clean Power Plan under Section 111(d) of the Clean Air Act designed to reduce greenhouse gas emissions at electric utilities in line with reductions planned for the compliance with the Paris Agreement. On June 19, 2019, the EPA as part of a regulatory review repealed the Clean Power Plan and replaced it with the Affordable Clean Energy rule which eliminates most of the emission reduction standards included in the Clean Power Plan. On January 19, 2021, the D.C. Circuit vacated the Affordable Clean Energy rule and remanded to the Environmental Protection Agency for further proceedings consistent with its opinion.

Legislation and increased regulation and requirements regarding climate change could impose increased costs on the Company and its venture partners and suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

The Company may also be impacted by conflicting expectations relating to environmental, social and governance ("ESG"). While Canadian regulators have increased expectations relating to ESG practices and disclosure, "anti-ESG" sentiment has gained momentum across the U.S. A growing number of U.S. governmental bodies (state and federal) have enacted, proposed or indicated an intent to pursue "anti-ESG" policies and legislation or issued related legal opinions, including in respect of ESG and diversity, equity and inclusion ("DEI") initiatives in the private sector. State governments and regulators have also increased their focus on ESG practices of large U.S. entities conducting business in their states, particularly with respect to climate risk and greenhouse gas emissions. This includes conflicting state level considerations on ESG practices that reflect the political polarization surrounding ESG in the U.S.

Practices and disclosures relating to ESG matters (including but not limited to climate change and emissions, DEI, data security and privacy, ethical sourcing, and water, waste and ecological management) continue to attract increasing scrutiny by stakeholders. In response to potential "anti- ESG" sentiment, it is possible that proponents of ESG measures will become galvanized and increase their efforts to compel or pressure corporations with operations in the U.S. to advance such initiatives. If the Company does not successfully manage expectations across varied stakeholder interests, it could erode trust and impact the Company's reputation. Failure to implement the policies and practices as requested or expected by stakeholders may result in such investors reducing their investment in the Company, or not investing at all. Navigating varying expectations of policymakers and other stakeholders has inherent costs, and any failure to successfully navigate such expectations may expose the Company to negative publicity, shareholder activism, litigation, investigations and enforcement actions or other engagement from both pro- and anti-ESG stakeholders. Addressing changing ESG regulations and practices can involve significant costs and require a significant time commitment from the Board, management of the Company and employees of the Company. The Company's response to addressing ESG matters and any negative perception thereof can also impact its reputation, business prospects, ability to hire and retain qualified employees, and vulnerability to activist shareholders. Such risks could adversely affect the Company's future business operations and profitability.

Additional reporting requirements may apply if Americas Gold and Silver loses its status as a "Foreign Private Issuer" under the U.S. Exchange Act

Americas Gold and Silver is currently considered a "foreign private issuer" under the rules of the SEC. However, it may lose its "foreign private issuer" status at future assessment dates. The Company may in the future lose its foreign private issuer status if a majority of the common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, (the "U.S. Exchange Act") applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies that have securities registered under the U.S. Exchange Act. Americas Gold and Silver is permitted to file financial statements in accordance with IFRS as issued by International Accounting Standards Board, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do United States companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the United States proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than in compliance with S-K 1300, the requirements of the SEC applicable to domestic United States reporting companies and foreign private issuers that are not eligible for the Canada-U.S. multijurisdictional disclosure system. In addition, among other matters, Americas Gold and Silver's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of the Company's common shares. Therefore, the Company's securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than the requirements of the SEC applicable to domestic United States reporting companies.

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form required as if it were a domestic United States reporting company, and will incur additional costs to make such filings. The regulatory and compliance costs to the Company under United States federal securities laws as a domestic United States reporting company may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. Additionally, if the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multijurisdictional disclosure system, then the Company will be subject to S-K 1300, which differs from the requirements of NI 43-101.

Americas Gold and Silver may incur increased costs as a reporting company whose common shares are publicly traded in the United States if Americas Gold and Silver were to lose its eligibility to use the multijurisdictional disclosure system, and our management would be required to devote substantial time to new compliance initiatives

If Americas Gold and Silver loses eligibility to report under the multijurisdictional disclosure system, as a public company whose shares are publicly traded in the United States and reporting under the Exchange Act, the Company would incur significant legal, accounting and other expenses that it would not incur as a company reporting under the multijurisdictional disclosure system. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations impose various requirements on public companies in the United States. Senior management of the Company and other personnel would need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations would increase legal and financial compliance costs and would make some activities more time-consuming and costly.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

We have identified a material weakness in our internal controls over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Section 404(a) of the Sarbanes-Oxley Act requires that Americas Gold and Silver's management assess and report annually on the effectiveness of its internal controls over financial reporting and identify any material weaknesses in its internal controls over financial reporting.  Section 404(b) of the Sarbanes-Oxley Act requires the Company's independent registered public accounting firm to issue an annual report that addresses the effectiveness of the Company's internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness in our internal controls over financial reporting as of December 31, 2025. Although the material weakness identified above did not result in material misstatements in our consolidated financial statements for the periods presented and there were no changes to previously released financial results (other than the revision to contract liabilities noted in notes 10 and 11 in the consolidated financial statements), our management concluded that these control weaknesses constitute a material weakness and that our internal control was not effective as of December 31, 2025.

Our management, under the oversight of the Audit Committee of our Board of Directors and in consultation with outside advisors, has begun evaluating and implementing measures designed to ensure that the control deficiencies contributing to the material weakness are remediated. Further details are included in Management’s Report on Internal Control Over Financial Reporting.

Remediation activities need to operate for a sufficient period of time for management to conclude that they are operating effectively. As such, the material weakness will not be considered remediated until management has concluded through the implementation of these remediation measures and additional testing that these controls are effective.

We continue to incur increased costs as a result of operating as a public company in the United States and loss of our status as an emerging growth company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. public company, Americas Gold and Silver incurs significant legal, accounting and other expenses.  The Sarbanes-Oxley Act, the Dod-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE Americans and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices.  The Company's management and other personnel devote a substantial amount of time to these compliance initiatives.  Moreover, these rules and regulations have increased its legal and financial compliance costs and have made some activities more time consuming and costly.  Moreover, these rules and regulations may make it more difficult and more expensive for the Company to obtain director and officer liability insurance.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, the Company is required to furnish a report by its senior management on its internal control over financial reporting issued by its independent registered public accounting firm.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Cybersecurity risk

The Company's operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company's data, systems and networks, any of which could have adverse effects on the Company's reputation, business, results of operations, financial condition and share price.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Conflicts of interest

Certain of the Company's directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company's interests. Situations may arise in connection with potential investments where the other interests of the Company's directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company's behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company's directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Accounting Standards and Pronouncements

Accounting standards issued and applied

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

  Amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 and are not expected to have a material impact on the financial statements.
  IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. This standard is currently being assessed for its impact on the Company's financial statements in the future reporting periods.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i) Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(ii) Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management's best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iii) Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(iv) Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit's life-of-mine cash flow projection which incorporates management's best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

(v) Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the year ended December 31, 2025. The ability to achieve cash flow positive production through meeting production targets at the Cosalá Operations and Galena Complex, including the acquired Crescent Mine, allowing the Company to generate positive operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, maintaining access to capital markets, and comply with key financial covenants are significant judgments in these consolidated financial statements with respect to the Company's liquidity. Should the Company experience decreasing commodity prices and negative operating cash flows in future periods, or encounter non-compliance of key financial covenants, the Company will need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

(vi) Fair value allocation for transactions accounted for as asset acquisitions

Asset acquisitions require judgment and estimates to be made at the date of acquisition in relation to determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed. The purchase consideration is first allocated to monetary assets and liabilities such as cash and cash equivalents, receivables and payables. The remaining purchase consideration is allocated to non-monetary assets where fair values are determined through an income, market, or cost approach applied based on the nature of the asset.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

A price protection program on future precious and base metals production and commitments was completed in relation to the Term Loan Facility. The Company recognized a $1.0 million gain from settled non-hedge contracts and a $4.6 million gain from unsettled non-hedge contracts during the year ended December 31, 2025. At December 31, 2025, the unsettled non-hedged contracts resulted in a net asset related to derivative instruments valued at $4.8 million.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at December 31, 2025, there were 320,418,782 common shares and nil preferred shares issued and outstanding.

As at March 30, 2026, there were 325,893,105 common shares and nil preferred shares issued and outstanding, and 7,390,338 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,086,800. The increase in the common shares between December 31, 2025 and March 30, 2026 is primarily related to the exercise and redemption of the Company's outstanding options, warrants, RSUs, and DSUs.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) and in National Instrument 52-109 ("NI 52-109") as adopted by the Canadian securities regulations which are designed to provide reasonable assurance that the material information required to be disclosed relating to the Company is made known to the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

Management, including the CEO and CFO, concluded, as a result of the material weaknesses described in Management's Report on Internal Control Over Financial Reporting (ICFR) below, that the Company's disclosure controls and procedures were not effective as of December 31, 2025, one of which resulted in a revision to contract liabilities in notes 10 and 11 in the consolidated financial statements.

Management's Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing and maintaining adequate ICFR as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109. The Company's financial reporting process and associated internal controls, including operational controls and procedures for non-financial disclosures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with IFRS Accounting Standards as issued by the IASB.

Management, with the participation of the Company's CEO and CFO, assessed the effectiveness of the Company's ICFR as of December 31, 2025. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 Framework"). Based on that evaluation, management concluded that the Company's ICFR was not effective as of December 31, 2025 due to the material weaknesses described below. A company's ICFR cannot be considered effective if one or more material weaknesses exists.

A material weakness is a deficiency, or a combination of deficiencies (when aggregated), in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We identified the following material weaknesses:

The Company did not design and maintain effective information technology general controls (ITGCs) in the areas of: (1) user access governance, including privileged access management and segregation of duties, (2) information technology (IT) operations, logging and monitoring, and (3) change management and production safeguards over  IT systems that support the Company's financial reporting processes. As a result, certain related process-level automated and manual controls that are dependent on the completeness and accuracy of information derived from the affected information systems were also ineffective because these controls were dependent on data processed by such systems.

The Company did not effectively design and operate process control activities for certain business processes, specifically: asset retirement obligations, income taxes, acquisition accounting, period-end financial reporting, depletion of mining interests, procure-to-pay, and contract liabilities. These controls were not sufficiently designed or did not operate effectively because the Company lacked personnel with the necessary accounting knowledge, experience and capacity throughout the fiscal period.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

In 2025, the Company underwent a period of significant transformation and experienced rapid changes in its business, which led to challenges in allocating sufficient resources to support ICFR. The evolution of the business, combined with limited financial resources, meant that the Company was unable to fully staff personnel dedicated to executing internal control functions. As a result, certain controls were not consistently designed and executed for a sufficient period of time to test, were not consistently performed in a timely manner, or did not have sufficient documentation to evidence the execution of the controls. Further, the Company's risk assessment process did not identify the changes in the business as a risk that could impact its ICFR.

The material weaknesses identified above did not result in any material misstatements or material adjustments in our financial statements or disclosures, other than the revision in relation to contract liabilities. However, if not remediated, they could result in a material misstatement of the Company's accounts or disclosures that would not be prevented or detected.

Our management concluded that the consolidated financial statements present fairly, in all material respects, our financial position, financial performance, and cash flows for the periods presented in accordance with IFRS Accounting Standards as issued by the IASB.

Remediation Plan

Our management is committed to maintaining a strong internal control environment. In response to the identified material weaknesses discussed above, management plans to take comprehensive action to remediate the material weaknesses in ICFR.

Remediation plans include: (i) Onboarding of additional experienced personnel to support and strengthen relevant control processes; (ii) providing ongoing training to control owners throughout the organization to reinforce the importance of roles, responsibilities, and procedures in the ICFR environment; (iii) strengthening communication channels between operational and finance functions to support the timeliness and accuracy of data provided to the financial reporting teams; and (iv) reevaluating the design and implementation of IT general controls, specifically with regard to user access management, change management, and system logging and monitoring capabilities. These activities will be implemented in 2026.

Management believes that these actions, when fully implemented, will remediate the identified material weaknesses. The weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Until fully remediated, these material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. As the Company continues to evaluate and improve the applicable controls, management may determine to take additional measures to modify the remediation plan described above.

Changes in Internal Control Over Financial Reporting

Other than the material weaknesses as disclosed above and any remedial actions taken to date, there have been no changes in the Company's ICFR during the three months ended December 31, 2025 that would materially affect, or is reasonably likely to affect, the Company's ICFR.

Technical Information

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

• average realized silver, zinc and lead prices;

• cost of sales/Ag Eq oz produced;

• cash costs/Ag oz produced;

• all-in sustaining costs/Ag oz produced;

• working capital;

• EBITDA, adjusted EBITDA, and adjusted earnings; and

• silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price" and "average realized lead price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Reconciliation of Average Realized Silver, Zinc and Lead Prices[1]
	2025	2024
Gross silver sales revenue ('000)	$61,769	$62,052
Payable metals and fixed pricing adjustments ('000)	359	(17)
Payable silver sales revenue ('000)	$62,128	$62,035
Divided by silver sold (oz)	1,587,673	2,205,499
Average realized silver price ($/oz)	$39.13	$28.13

	2025	2024
Gross zinc sales revenue ('000)	$11,883	$37,878
Payable metals and fixed pricing adjustments ('000)	(26)	33
Payable zinc sales revenue ('000)	$11,857	$37,911
Divided by zinc sold (lb)	9,474,630	30,064,028
Average realized zinc price ($/lb)	$1.25	$1.26

	2025	2024
Gross lead sales revenue ('000)	$8,487	$18,208
Payable metals and fixed pricing adjustments ('000)	-	(11)
Payable lead sales revenue ('000)	$8,487	$18,197
Divided by lead sold (lb)	9,425,745	19,271,894
Average realized lead price ($/lb)	$0.90	$0.94

1 Excludes EC120 Project pre-production silver ounces sold from the Cosalá Operations.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Produced" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent production is based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced
	2025[1]	2024[1,2]
Cost of sales ('000)	$84,863	$82,740
Less non-controlling interests portion ('000)	-	(15,581)
Attributable cost of sales ('000)	84,863	67,159
Divided by silver equivalent produced (oz)	3,397,043	3,706,979
Cost of sales/Ag Eq oz produced ($/oz)	$24.98	$18.12

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	2025[1]	2024[1,2]
Cost of sales ('000)	$38,524	$42,554
Divided by silver equivalent produced (oz)	1,757,782	2,586,577
Cost of sales/Ag Eq oz produced ($/oz)	$21.92	$16.45

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	2025	2024[2]
Cost of sales ('000)	$46,339	$40,186
Divided by silver equivalent produced (oz)	1,639,261	1,830,191
Cost of sales/Ag Eq oz produced ($/oz)	$28.27	$21.96

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Changes in inventory and other indirect mining costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced
	2025[1]	2024[1]
Cost of sales ('000)	$84,863	$82,740
Less non-controlling interests portion ('000)	-	(15,581)
Attributable cost of sales ('000)	84,863	67,159
Smelting, refining and royalty expenses in cost of sales ('000)	(2,344)	(4,856)
Changes in inventory and other indirect mining costs ('000)	1,603	879
Direct mining costs ('000)	$84,122	$63,182
Smelting, refining and royalty expenses ('000)	8,958	14,323
Less by-product credits ('000)	(25,087)	(47,230)
Cash costs ('000)	$67,993	$30,275
Divided by silver produced (oz)	2,646,293	1,739,272
Cash costs/Ag oz produced ($/oz)	$25.69	$17.41

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	2025[1]	2024[1]
Cost of sales ('000)	$38,524	$42,554
Smelting, refining and royalty expenses in cost of sales ('000)	(1,560)	(4,284)
Changes in inventory and other indirect mining costs ('000)	2,056	547
Direct mining costs ('000)	$39,020	$38,817
Smelting, refining and royalty expenses ('000)	7,020	12,235
Less by-product credits ('000)	(18,905)	(41,865)
Cash costs ('000)	$27,135	$9,187
Divided by silver produced (oz)	1,189,196	825,097
Cash costs/Ag oz produced ($/oz)	$22.82	$11.13

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	2025	2024
Cost of sales ('000)	$46,339	$40,186
Smelting, refining and royalty expenses in cost of sales ('000)	(784)	(928)
Changes in inventory and other indirect mining costs ('000)	(453)	569
Direct mining costs ('000)	$45,102	$39,827
Smelting, refining and royalty expenses ('000)	1,938	3,414
Less by-product credits ('000)	(6,182)	(8,770)
Cash costs ('000)	$40,858	$34,471
Divided by silver produced (oz)	1,457,097	1,494,385
Cash costs/Ag oz produced ($/oz)	$28.04	$23.07

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced
	2025[1]	2024[1]
Cash costs ('000)	$67,993	$30,275
Capital expenditures ('000)[2]	13,263	13,995
Exploration costs ('000)	5,945	4,655
All-in sustaining costs ('000)	$87,201	$48,925
Divided by silver produced (oz)	2,646,293	1,739,272
All-in sustaining costs/Ag oz produced ($/oz)	$32.95	$28.13

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	2025[1]	2024[1]
Cash costs ('000)	$27,135	$9,187
Capital expenditures ('000)[2]	1,315	5,781
Exploration costs ('000)	3,088	2,754
All-in sustaining costs ('000)	$31,538	$17,722
Divided by silver produced (oz)	1,189,196	825,097
All-in sustaining costs/Ag oz produced ($/oz)	$26.52	$21.48

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	2025	2024
Cash costs ('000)	$40,858	$34,471
Capital expenditures ('000)[2]	11,948	13,427
Exploration costs ('000)	2,857	3,108
All-in sustaining costs ('000)	$55,663	$51,006
Divided by silver produced (oz)	1,457,097	1,494,385
All-in sustaining costs/Ag oz produced ($/oz)	$38.20	$34.13

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2 For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project.

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	2025	2024
Current Assets ('000)	$153,664	$40,714
Less current liabilities ('000)	(86,164)	(68,590)
Working capital ('000)	$67,500	$(27,876)

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2025

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA
	2025	2024
Net loss ('000)	$(87,446)	$(49,004)
Depletion and amortization ('000)	21,234	24,091
Interest and financing expense ('000)	5,321	7,375
Impairment to property, plant and equipment ('000)	10,400	-
Income tax expense ('000)	4,623	679
EBITDA ('000)	$(45,868)	$(16,859)
Accretion on decommissioning provision ('000)	627	616
Foreign exchange loss ('000)	1,774	3,504
Gain on disposal of assets ('000)	(967)	(18)
Loss on metals contract liabilities ('000)	46,347	10,183
Other loss (gain) on derivatives ('000)	(6,316)	164
Fair value loss on royalty payable ('000)	351	875
Adjusted EBITDA ('000)	$(4,052)	$(1,535)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	2025	2024
Net loss ('000)	$(87,446)	$(49,004)
Accretion on decommissioning provision ('000)	627	616
Foreign exchange loss ('000)	1,774	3,504
Gain on disposal of assets ('000)	(967)	(18)
Impairment to property, plant and equipment ('000)	10,400	-
Loss on metals contract liabilities ('000)	46,347	10,183
Other loss (gain) on derivatives ('000)	(6,316)	164
Fair value loss on royalty payable ('000)	351	875
Adjusted earnings ('000)	$(35,230)	$(33,680)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.

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